AMENDMENT NO. THREE
TO INVESTMENT SUB-ADVISORY AGREEMENT

THIS AMENDMENT NO. THREE dated as of April 1, 2013 (the "Effective Date") amends the Investment Sub-Advisory Agreement dated August 3, 2007 and amended July 24 2008 and September 1, 2011 (the "Agreement") by and between Wilshire Associates Incorporated (the "Adviser") and PanAgora Asset Management, Inc. (the "Sub-Adviser") with respect to the Wilshire Variable Insurance Trust Funds (the "Fund").

WHEREAS, Sub-Adviser currently furnishes investment advisory services under the Agreement for the Wilshire Variable Insurance Trust International Equity Fund which is a separate series or portfolio (the "Fund Portfolio") of the Fund; and

WHEREAS, Adviser and Sub-Adviser desire to amend the Agreement to modify the fees tor the services provided with respect to the Fund; and

NOW THEREFORE, the parties agree, and the Agreement is hereby modified as follows:

1.	Effective upon the Effective Date, Exhibit 2 - Fee Schedule of the Agreement shall be deleted in its entirety and replaced by Exhibit 2 - Fee Schedule attached hereto.

2.	Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS HEREOF, the undersigned have executed this Amendment as of the date and year first above written.

EXHIBIT 2
FEE SCHEDULE

Adviser shall pay Sub-Adviser, promptly after receipt by Adviser of its advisory fee from the Fund with respect to each Fund Portfolio each calendar month during the term of this Agreement, a fee based on the average daily net assets of each Portfolio Segment at the following annual rate:

Sub-Adviser's fee shall be accrued daily at 1/365th of the annual rate set forth above.  For the purpose of accruing compensation, the net assets of each Portfolio Segment will be determined m the manner and on the dates set forth in the current prospectus of the Fund with respect to each Fund Portfolio and, and on days on which the net assets are not so determined, the net asset value computation to be used will be as determined on the immediately preceding day on which the net assets were determined. Upon the termination of this Agreement, all compensation due through the date of termination (including the Minimum Annual Fee) will be calculated on a pro-rata basis through the date of termination and paid within thirty business days of the date of termination.